Exhibit 12

CERTIFICATE OF INITIAL SHAREHOLDER

Fund Asset Management, L.P., the holder of shares of beneficial interest indicated below of Managed Account Series, a Delaware statutory trust (the “Trust”), does hereby confirm to the Trust its representation that it purchased such shares for investment purposes, with no present intention of redeeming or reselling any portion thereof.

FUND ASSET MANAGEMENT, L.P.

By:	Princeton Services, Inc.
its General Partner

By:	/s/ Alice A. Pellegrino

Name:	Alice A. Pellegrino

Title:	Secretary

Date:	July 19, 2005

Name of Shareholder	Name of Trust	Number of Shares of U.S. Mortgage Portfolio	Number of Shares of High Income Portfolio	Number of Shares of Global SmallCap Portfolio	Number of Shares of Mid Cap Value Opportunities Portfolio	Aggregate Purchase Amount
Fund Asset Management, L.P.	Managed Account Series	2,500	2,500	2,500	2,500	$100,000